UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(x)	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009.

Or

( )	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _________________ to _____________________.

Commission File No. 001-11595

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Astec Industries, Inc. 401(k) Retirement Plan
1725 Shepherd Road
Chattanooga, Tennessee 37421

(423) 899-5898

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASTEC INDUSTRIES, INC.
1725 Shepherd Road
Chattanooga, Tennessee 37421

(423) 899-5898

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

    Audited Financial Statements and Supplemental Schedule
    Astec Industries, Inc. 401(k) Retirement Plan
    As of December 31, 2009 and 2008 and for the Year Ended December 31, 2009 with
                       Report of Independent Registered Public Accounting Firm

    Report of Independent Registered Public Accounting Firm

   Audited Financial Statements:
       Statements of Net Assets Available for Benefits
       Statement of Changes in Net Assets Available for Benefits
       Notes to Financial Statements

    Supplemental Schedule:
      Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

    Edgar filing only:
       Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Astec Industries, Inc. 401(k) Retirement Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2009 and 2008 and for the Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm

The Plan Committee
Astec Industries, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Astec Industries, Inc. 401(k) Retirement Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 29, 2010
Chattanooga, Tennessee

Astec Industries, Inc. 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31
	2009	2008
Assets
Investments, at fair value	$129,523,972	$102,379,094
Contribution receivables:
Participants	1,475	10,638
Employer	79,778	98,436
Total receivables	81,253	109,074
Total assets	129,605,225	102,488,168

Liabilities
Excess participant contributions payable	137,424	36,009
Net assets available for benefits at fair value	129,467,801	102,452,159
Adjustment from fair value to contract value for
investment in collective trust fund	922,523	2,159,206
Net assets available for benefits	$130,390,324	$104,611,365

The accompanying notes are an integral part of these financial statements.

Astec Industries, Inc. 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions to net assets attributed to:
Investment income	$2,126,198
Net appreciation in fair value of investments	19,907,959

Contributions:
Participants	8,718,033
Employer	4,014,390
Rollover	398,188
13,130,611
Total additions	35,164,768

Deductions from net assets attributed to:
Benefits paid to participants	9,282,225
Administrative expenses	103,584
Total deductions	9,385,809

Net increase	25,778,959

Net assets available:
Beginning of year	104,611,365
End of year	$130,390,324

The accompanying notes are an integral part of these financial statements.

Astec Industries, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2009

1. Description of Plan

The following description of the Astec Industries, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Astec Industries, Inc. and its subsidiaries (the Company) who have reached age eighteen. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by a committee appointed by the Company.

Contributions

Participants may elect to contribute up to 40% of their base salary through payroll deductions, as defined under the provisions of the Plan document, subject to Internal Revenue Code (Code) limitations. The Company matches 75% of each participant’s contribution up to 4% of the participant’s compensation. Participants who will attain age 50 before the close of the Plan year are eligible to make additional catch-up contributions, subject to Code limitations. Catch-up contributions are not eligible for the match contribution.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and Plan investment results. Allocations of Plan earnings are based on participant account balances, as defined. Participants may change their investment options daily. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their entire account balance.

Astec Industries, Inc. 401(k) Retirement Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, reduced by certain items identified in the Plan document, or 50% of their vested account balance, whichever is lower. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus one percent. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service, a participant may receive a lump-sum amount equal to the value of his or her account on the date of distribution.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERlSA. If the Plan is terminated or contributions are permanently discontinued, benefits will remain 100% vested and be distributed in accordance with the provisions of the Plan.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Investments

The Plan’s investments are stated at fair value. The shares of common stock are valued at the closing price reported on the active market on which the individual securities are traded. Shares of mutual funds are valued at the net asset value (NAV) of shares held which is based on the closing price reported in the active market. The common collective trust fund is valued at the underlying investments of the fund minus its liabilities and then divided by the number of shares outstanding. The loans to participants are valued at amortized cost, which approximates fair value.

Astec Industries, Inc. 401(k) Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 962 (formerly known as FASB issued staff position No. AAG INV-1 and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in an investment contract through its J.P. Morgan Stable Value Investment Fund (the Stable Value Fund). As required by the ASC, the Statements of Net Assets Available for Benefits present the fair value of the Stable Value Fund and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Stable Value Fund is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned.

New Accounting Pronouncement

In April 2009, the FASB issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Statement No. 157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Astec Industries, Inc. 401(k) Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.

In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV.  Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

Astec Industries, Inc. 401(k) Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Uses of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

The Plan sponsor pays administrative fees other than those for recordkeeping and trustee functions. The administrative fees paid by the Plan sponsor in 2009 and 2008 included those for the annual audit, legal and discrimination testing. Loan administrative fees are charged to the borrowing participant’s account.

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Astec Industries, Inc. 401(k) Retirement Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets
•	quoted prices for identical or similar assets or liabilities in markets that are not active
•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation methodologies used for major categories of assets measured at fair value by the Plan.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year-end which is based on the closing price reported in the active market.

Common Collective Trust Fund: Valued at the underlying investments of the fund minus its liabilities and then divided by the number of shares outstanding.

Participant Loans: Valued at amortized cost, which approximates fair value.

Astec Industries, Inc. 401(k) Retirement Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total

Mutual funds	$97,454,272	$–	$–	$97,454,272
Common stock	5,107,197	–	–	5,107,197
Common collective trust	–	21,557,046	–	21,557,046
Participation loans	–	–	5,405,457	5,405,457
Total	$102,561,469	$21,557,046	$5,405,457	$129,523,972

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009.

Participants Loans

Balance, beginning of year	$5,107,418
Purchases, sales, issuance and settlements (net)	298,039
Balance, end of year	$5,405,457

Astec Industries, Inc. 401(k) Retirement Plan

Notes to Financial Statements (continued)

4. Investments

During 2009, the Plan’s investments appreciated (depreciated) in fair value as follows:

Net Appreciation (Depreciation) in Fair Value of Investments

Fair value as determined by quoted market prices:
Common stock	$(945,570)
Shares of registered investment companies	20,395,518
Fair value as determined by quoted redemption value:
Common collective trust fund	458,011
$19,907,959

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2009	2008

J.P. Morgan Stable Asset Investment Fund*	$21,557,046	$18,905,265
J.P. Morgan Intrepid Growth fund	10,338,201	7,590,897
J.P. Morgan Smart Retirement 2020	8,660,538	6,624,226
American Century Growth Fund	8,930,909	6,927,088
Harbour International Administrative Fund	10,696,246	5,227,860
Eaton Vance Large Capital Growth Fund	10,453,597	8,558,128
UBS US Large Capital Growth Fund	14,888,381	11,028,049
Astec Industries, Inc. Common Stock**	5,107,197	6,690,957

*	The J.P. Morgan Stable Asset Investment Fund is shown at fair value, the contract value at
December 31, 2009 and 2008, is $22,479,569 and $21,064,471, respectively.
**	Investment is less than 5% of net assets at December 31, 2009.

Astec Industries, Inc. 401(k) Retirement Plan

Notes to Financial Statements (continued)

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS), dated June 10, 2008, stating that the Plan is qualified under Section 401 (a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7. Party-in-Interest Transactions

Transactions with parties in interest include investments in the Company’s common stock, participant loans, investments in JP Morgan Funds and investments through JP Morgan Chase Bank &Trust, the trustee.

8. Excess Participant Contributions Payable

During 2009 and 2008, the Company determined that excess participant contributions had been made based on nondiscrimination testing performed for the Plan. Accordingly, the Plan refunded the excess participant contributions, plus or minus earnings or losses thereon, of $137,424 and $36,009 in 2009 and 2008, respectively, subsequent to year end to comply with the applicable requirements of the Code. These amounts are recorded as excess participant contributions payable in the accompanying Statements of Net Assets Available for Benefits.

Astec Industries, Inc. 401(k) Retirement Plan

Notes to Financial Statements (continued)

9. Reconciliation Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2009	2008

Net assets available for benefits per the financial statements	$130,390,324	$104,611,365
Deemed loans not reported on Form 5500	(69,666)	(68,235)
Adjustment to report common collective trust fund at fair value	(922,523)	(2,159,206)
Net assets available for benefits per the Form 5500	$129,398,135	$102,383,924

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to net income per the Form 5500:

Year Ended December 31, 2009

Net increase in net assets available for benefits per the financial statement	$25,778,959
Less: deemed loans not reported on Form 5500 at December 31, 2009	(69,666)
Plus: deemed loans not reported on Form 5500 at December 31, 2008	68,235
Less: adjustment to report common collective trust fund at fair value at December 31, 2009	(922,523)
Plus: adjustment to report common collective trust fund at fair value at December 31, 2008	2,159,206
Net income per the Form 5500	$27,014,211

Supplemental Schedule

Astec Industries, Inc. 401(k) Retirement Plan

EIN: 62-0873632              Plan Number: 001

Schedule H, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value

	American Century	Growth Fund	$8,930,909
	American Century	Vista Fund	4,192,106
	American Century	Small Capital Value Fund	5,425,737
*	J.P. Morgan	Stable Asset Investment Fund	21,557,046
*	J.P. Morgan	Smart Retirement 2010 Fund	4,728,100
*	J.P. Morgan	Smart Retirement 2015 Fund	5,953,981
*	J.P. Morgan	Smart Retirement 2020 Fund	8,660,538
*	J.P. Morgan	Smart Retirement 2025 Fund	457,663
*	J.P. Morgan	Smart Retirement 2030 Fund	6,170,841
*	J.P. Morgan	Smart Retirement 2035 Fund	379,534
*	J.P. Morgan	Smart Retirement 2040 Fund	3,110,556
*	J.P. Morgan	Smart Retirement 2045 Fund	316,551
*	J.P. Morgan	Smart Retirement 2050 Fund	305,603
*	J.P. Morgan	Smart Retirement Income Fund	1,634,253
*	J.P. Morgan	Intrepid Growth Fund	10,338,201
*	J.P. Morgan	US Dollar DDA Fund	11,029
	UBS	US Large Capital Growth Fund	14,888,381
	Harbor Funds	International Administrative Fund	10,696,246
	Eaton Vance	Value Capital Large Company Fund	10,453,597
	Schwab	Brokerage accounts	800,446
*	Astec Industries, Inc.	Common stock	5,107,197
*	Participant loans	Interest rates ranging from 5.0-10.0%, maturity varies through 2028	5,405,457
	Total assets held for investments		$129,523,972

*	Represents a party-in-interest to the Plan.
Note: Cost information has not been included because all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan have duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Chattanooga, State of Tennessee, on June 29, 2010.

ASTEC INDUSTRIES, INC.
401(k) RETIREMENT PLAN

By /s/ McKamy Hall, Member
Astec Industries, Inc.
401(k) Retirement Plan Committee

Date:  June 29, 2010